UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00005

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offerings;

•	our ability to attract and retain members to our sponsor's online crowdfunding platform (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission ("SEC") guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

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•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
(the "Income eREITTM")

Item 1.	Business

The Company

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of commercial real estate loans, commercial real estate-related debt securities and commercial real estate equity investments. In this Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2015. As of April 1, 2017 and December 31, 2016, our portfolio was comprised of approximately $30,621,000 and $32,761,000 worth of commitments for senior and subordinate mortgage, mezzanine, bridge and other commercial real estate loans, respectively. In addition, as of April 1, 2017 and December 31, 2016, we had acquired $14,501,000 and $15,410,000 worth of equity in controlled subsidiaries and other real estate holding entities, respectively, that in the opinion of our Manager, meets our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours.

Fundrise Advisors, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate loans, commercial real estate and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor, Rise Companies Corp., also provides asset management, marketing, investor relations and other administrative services on our behalf.

Through our recently completed initial offering, we raised approximately $50 million in capital from 6,587 investors, as of December 5, 2016. Upon qualification by the Securities and Exchange Commission of an amendment we filed with respect to our existing offering statement, we intend to offer up to an additional amount of our common shares representing, as of the qualification date, the maximum amount of shares available to be offered out of the rolling 12-month maximum offering amount of $50 million in our common shares, which represent limited liability company interests in our company. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” below for more information concerning the current status of the Offering.

Investment Strategy

We originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from our offerings to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-

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related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets.

We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there can be no assurance that we will be able to achieve these objectives.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Post-Qualification Offering Circular Amendment No. 4 dated March 23, 2017 (the “Post-Qualification Amendment”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from our offerings to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform www.fundrise.com. On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP).

Upon qualification by the Securities and Exchange Commission of an amendment we filed with respect to our existing offering statement, we intend to offer up to an additional amount of our common shares representing, as of the qualification date, the maximum amount of shares available to be offered out of the rolling 12-month maximum offering amount of $50 million in our common shares, which represent limited liability company interests in our company. As of December 31, 2016, we had raised total gross offering proceeds of approximately $50,000,000 from settled subscriptions (not including the approximate $1.0 million received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor). The per share purchase price for our common shares is currently $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted every fiscal quarter and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Our primary investment types are as follows:

• Commercial Real Estate Debt – Our commercial real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

• Select Commercial Real Estate Equity Investments – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2015. We elected REIT status on our initial tax return filing for our taxable year ended December 31, 2015.

Our Investments

During calendar year 2016, we entered into the following investments. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” for a description of investments we have made since December 31, 2016.

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Investment Type	Date	Description
Real Estate Debt Investments	1/7/16	Acquired a first mortgage loan (the “Clermont Senior Loan”) for a purchase price of $100, with the maximum size of our obligations under the Clermont Senior Loan being $3,019,355. The borrower will use the loan proceeds for the renovation of an existing 94-unit boutique lodging facility in Atlanta, Georgia. The Clermont Senior Loan is secured by the lodging facility. The Clermont Senior Loan bears (i) an initial interest rate of 10% per annum (quarterly) during the renovation period, (ii) an interest rate of 7.5% per annum (quarterly) from the expiration of the renovation period through January 21, 2020, (iii) an interest rate of 8.5% per annum (quarterly) from February 1, 2020 through January 31, 2012, and (iv) an interest rate of 9.5% per annum (quarterly) from February 1, 2021 through maturity. Please find more on the Clermont Senior Loan here.
	1/7/16	Acquired from the National Commercial Real Estate Trust (the “Trust”), an unsecured Project Dependent Note with a principal amount of $1,000,000 (the “Note”). The Note is backed by and wholly dependent upon the performance of Pryde Johnson Ballard 56th, LLC (“Pryde”). The proceeds are expected to be used by Pryde to pay for a portion of the ground-up construction costs of a 106-unit apartment building in Seattle, Washington. The Note bears a net return rate of 13.5% per annum, with 5.8% being paid quarterly and 7.7% accruing and annually compounding. The maturity date of the Note is July 29, 2018. Please find more on the Note here.
	1/20/16	Acquired a first mortgage loan with a maximum principal balance of $4,600,000 (the “Fairmount Senior Loan”). The borrower, Fairmount Flats, LLC (“Fairmount”), is expected to use the loan proceeds for the conversion of a property (the “Fairmount Property”) located in Atlanta, Georgia, from industrial to retail. The Fairmount Senior Loan is secured by the Fairmount Property. The Fairmount Senior Loan was funded with proceeds from our Offering and was not fully drawn down by the Borrower, the maximum size of our obligations was $4,600,000 and the amount drawn as of December 31, 2016 was $2,576,540. The Fairmount Senior Loan bore an interest rate of 12% per annum paid current on a monthly basis until the loan was paid off in full on January 19, 2017. Please find more details on the Fairmount Senior Loan here and more on the payoff of the Fairmont Senior Loan here.
	1/27/16	Acquired a first mortgage loan with a maximum principal balance of $3,177,000 (the “3-Unit Condo Senior Loan”). The borrower will use the proceeds for the ground-up construction of a 3-unit condominium property located in Queens, New York (the “3-Unit Condo Property”). The 3-Unit Condo Senior Loan is secured by the 3-Unit Condo Property. The 3-Unit Condo Senior Loan was funded with proceeds from our Offering and has not been fully drawn down, with the maximum size of our obligations under the 3-Unit Condo Senior Loan being $3,177,000. The 3-Unit Condo Senior Loan bears an interest rate of 11% per annum, with 7% per annum paid current monthly and 4% accruing and compounding annually through the maturity date, January 27, 2018. Please find more details on the 3-Unit Condo Senior Loan here.
	2/17/16	Closed a first mortgage loan with a maximum principal balance of $4,900,000 (the “Van Nuys Senior Loan”). The borrowers are expected to use the loan proceeds for the up zoning of a 24,862 square foot two-tenant

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retail property located in Van Nuys, California (the “Van Nuys Property”). The Van Nuys Senior Loan is secured by the Van Nuys Property. The Van Nuys Senior Loan was funded with proceeds from our Offering, with an initial funding amount of $4,700,000. The Van Nuys Senior Loan has not been fully drawn down by the borrower, with the maximum size of our obligations under the Van Nuys Senior Loan being $4,900,000. The Van Nuys Senior Loan bears an interest rate of 12% per annum with 6.5% per annum paid current quarterly and 5.5% per annum accruing through the maturity date, October 11, 2017. Please find more on the Van Nuys Senior Loan here.
	4/6/16	Acquired a first mortgage loan with a maximum principal balance of $7,315,000 (the “Continuum Mateo Senior Loan”). The borrower used the loan proceeds to purchase land located in Los Angeles, California (the “Continuum Mateo Property”) and plans to develop a two-phase mixed-use project. The Continuum Mateo Senior Loan is secured by the Continuum Mateo Property. The Continuum Mateo Senior Loan as funded with proceeds from our Offering, with a funding amount of $7,315,000. The Continuum Mateo Senior Loan bears an interest rate of 9% per annum paid current quarterly through the maturity date, April 5, 2017. Please find more on the Continuum Mateo Senior Loan here.
9/14/16

Acquired a first mortgage loan with a maximum principal balance of $1,760,000 (the “Stradella Court Marathon Senior Loan”). The borrower used the loan proceeds to refinance recently entitled land located in Los Angeles, California (the “Stradella Court Marathon Property”), and currently is designing the 13 approved Small Lot Homes on the 18,204 square feet of land. The Stradella Court Marathon Senior Loan is secured by the Stradella Court Marathon Property. The Stradella Court Marathon Senior Loan was funded with proceeds from our Offering, with a funding amount of $1,760,000. The Stradella Court Marathon Senior Loan bears an interest rate of 8.5% per annum, with an amount equal to 8.5% per annum paid current on a monthly basis from a $149,600 interest reserve through the maturity date, August 24, 2017. Please find more on the Stradella Court Marathon Senior Loan here.

Acquisitions of Controlled Subsidiaries	1/21/16	Acquired ownership of a “majority-owned subsidiary”, Fairmount, in which we have the right to receive a preferred economic return, for a purchase price of $910,000, which was the initial stated value of our equity interest in Fairmount (the “Fairmount Controlled Subsidiary Investment”). The proceeds from the Fairmount Controlled Subsidiary Investment were used for the conversion from industrial to retail of the Fairmount Property. Pursuant to the Operating Agreements, we were entitled to receive a 16% per annum preferred economic return on our Fairmount Controlled Subsidiary Investment. Fairmount redeemed our Fairmount Controlled Subsidiary Investment on January 19, 2017. Please find more details on the Fairmount Controlled Subsidiary Investment here and more on the payoff of the Fairmount Controlled Subsidiary Investment here.
	3/2/16	Acquired ownership of a “majority-owned subsidiary”, CEAI Grove, LLC (the “Grove Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $3,750,000, which is the initial value of our equity interest in the Grove Controlled Subsidiary (the “Grove Controlled Subsidiary Investment”). The Grove Controlled Subsidiary used the proceeds to acquire a stabilized, 464-unit

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garden-style multifamily property in Cordova, Tennessee. We are entitled to receive a minimum 12.5% per annum economic return on our Grove Controlled Subsidiary Investment. Please find more on the Grove Controlled Subsidiary Investment here.
	4/29/16	Acquired ownership of a “majority-owned subsidiary”, Vukota Stratus Apartments, LP (the “Vukota Stratus Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,000,000, which is the initial stated value of our equity interest in the Vukota Stratus Controlled Subsidiary (the “Vukota Stratus Controlled Subsidiary Investment”). The Vukota Stratus Controlled Subsidiary used the proceeds to acquire a 216-unit stabilized garden-style apartment complex located in Colorado Springs, Colorado (the “Vukota Stratus Property”). We are entitled to receive a 12.0% per annum economic return on our Vukota Stratus Controlled Subsidiary Investment. The Vukota Stratus Controlled Subsidiary is required to redeem our Vukota Stratus Controlled Subsidiary Investment by September 1, 2023. Please find more on the Vukota Stratus Controlled Subsidiary here.
	5/10/16	Acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 controlled Subsidiary (the “Elysium 14 Investment”). We are entitled to receive a 12.5% per annum economic return on our Elysium 14 Investment, paid current on a quarterly basis until the Elysium 14 Investment is redeemed. The Elysium 14 Controlled Subsdiary is required to redeem our Elysium 14 Investment by November 10, 2017. Please find more on the Elysium 14 Controlled Subsidiary here.
Preferred Equity Investments	1/7/16	Acquired ownership of Class B Units (the “Units”) of RPQ Delaware, LLC (“RPQ”) for the purchase price of $2,000,000, the initial stated value of the Units. The proceeds from the Units are to be used for the refinancing of a stabilized 228-unit garden style multifamily apartment property located in Richland, Washington. We are entitled to receive a 13% annual preferred economic return to be paid current (quarterly) during the term. RPQ is required to redeem the Units on or before July 1, 2021. Please find more on the Units here.
	1/27/16	Acquired ownership of Special Member Preferred Units (the “1315 Lincoln Units”) of 1315 Lincoln Venture LLC (“1315 Lincoln”) for a purchase price of $1,000,000, which is the initial stated value of the 1315 Lincoln Units. The initial proceeds from the 1315 Lincoln Units were used by the manager of 1315 Lincoln to acquire a stabilized, 100% leased 23,557 SF Class A Office building located in Santa Monica, California. We are entitled to receive a 12% per annum preferred economic return, with 6% per annum to be paid current quarterly and 6% per annum to accrue during the term of the investment. The initial redemption date of the 1315 Lincoln Units is April 13, 2020. Please find more on the 1315 Lincoln Units here.

Distribution Support Commitment

To provide shareholders with distributions before we had acquired a substantial portfolio of income-producing investments, Fundrise, LP, an affiliate of our sponsor, agreed to purchase additional common shares to

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support our quarterly distribution payments under certain circumstances (the “distribution support commitment”) pursuant to a distribution support agreement. If our operating results in any calendar quarter during the distribution support period were less than the amount that would produce a 15% annualized return, then Fundrise, LP was obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which our operating results were less than the 15% annualized amount. The distribution support commitment was to be in place until (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017, whichever was earlier (the “distribution support period”).

As of February 14, 2017, Fundrise, LP has purchased 100,000 common shares in satisfaction of its distribution support commitment, thus satisfying its obligations under the distribution support commitment. Accordingly, Fundrise, LP is no longer obligated to purchase any additional shares pursuant to the distribution support commitment. Such purchases were as follows:

Purchase Date	Number of Common Shares	Purchase Price

April 18, 2016	32,977	$329,770
July 20, 2016	10,328	$103,280
November 4, 2016	36,912	$369,120
February 16, 2017	19,783	$197,830
Totals	100,000	$1,000,000

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On April 12, 2016, we paid out our first distribution to shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from April 1, 2016 through June 30, 2017, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
01/01/16 – 03/31/16	0.0012205045		12/31/15	04/12/16	4.45%
04/01/16 – 04/30/16	0.0027397254		03/30/16	07/13/16	10.00%
05/01/16 – 06/30/16	0.0027397260		04/20/16	07/13/16	10.00%
07/01/16 – 09/30/16	0.0030136986		06/08/16	10/13/16	11.00%
10/01/16 – 12/31/16	0.0030821918		09/16/16	01/12/17	11.25%
01/01/17 – 03/31/17	0.0028767123		12/31/16	04/21/17	10.50%
04/01/17 – 06/30/17	0.0028767123		03/21/17	07/21/17	10.50%
Weighted Average	0.0026359923	(3)	-	-	9.62	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

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(3) Average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through June 30, 2017.

(4) Average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, the average annualized basis return assumes that the Manager would declare distributions in the future similar to the average distributions for the period from January 1, 2016 through June 30, 2017, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by the Manager. In addition, the Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager intends to continue to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Post-Qualification Amendment, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of December 31, 2016, 116,125 common shares have been submitted for and 100% of such redemption requests have been honored.

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Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate debt and unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

For more information regarding market conditions, please see “Investment Objectives and Strategy – Market Overview and Opportunity” in our Post-Qualification Amendment here.

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Our Strategy

We have in the past and in the future plan to continue to use substantially all of the proceeds of our Offering to originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate (through “majority-owned subsidiaries” with rights to receive preferred economic returns – see Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Principles of Consolidation” below for further discussion of the meaning of majority-owned subsidiaries). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream that provides attractive and consistent cash distributions. Our focus on investing in debt and debt-like instruments emphasizes the payment of current returns to investors and the preservation of invested capital, with a lesser emphasis on seeking capital appreciation. Our portfolio of investments is secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

·	our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

·	our sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

·	our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

·	our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

15

·	our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) required management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our real estate debt investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A real estate debt investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016, none of our real estate debt investments were considered impaired, and no impairment charges were recorded. We have invested in fifteen real estate debt investments as of the date of this Annual Report. See Note 2, “Summary of Significant Accounting Policies - Real Estate Debt Investments” in our financial statements for further detail. The following table describes our real estate debt investment activity as of December 31, 2016 (amounts in thousands):

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Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period May 15, 2015 (Inception) through December 31, 2015
Beginning balance	$5,887	$—
Investments	36,664	5,887
Principal repayments (1)	(837)	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$41,714	$5,887

(1)	The principal repayment includes full repayment from one senior debt instrument.

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Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2, “Summary of Significant Accounting Policies - Principles of Consolidation” in our financial statements for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of December 31, 2016, the Company’s financial instruments consist of cash, fifteen debt investments, one project dependent note and accounts payable. The carrying values of cash and cash equivalents, receivables and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016 and December 31, 2015, management estimated the fair value of our investments to be $42,693,688 and $5,887,319, respectively. See Note 4, “Fair Value of Financial Instruments” in our financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2, “Summary of Significant Accounting Policies - Recent Accounting Pronouncements” in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

18

Results of Operations

Revenue

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial offering (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP). For the year ended December 31, 2016, we had total net income of approximately $3,789,000 primarily attributable to interest income from our investments. For the period May 15, 2015 (Inception) through December 31, 2015, we incurred a net loss of approximately $61,000 primarily attributable to certain organizational costs and professional fees that exceeded interest income generated by investments over the operating period.

The Company only had four investments as of December 31, 2015. Investments were added throughout the year ended December 31, 2016, specifically through Q3 2016. Additionally, not all commitments had been funded as of December 31, 2016. We expect cash flows from operating activities to increase in future periods as a result of anticipated fundings of real estate investments, in addition to a full year of stabilized income from investments.

Interest Income

For the year ended December 31, 2016 and for the period May 15, 2015 (Inception) through December 31, 2015, we earned interest income of approximately $3,984,000 and $30,000 respectively, from our investments.

Expenses

General and Administrative

For the year ended December 31, 2016 and the period May 15, 2015 (Inception) through December 31, 2016, we incurred general and administrative expenses of approximately $195,000 and $91,000, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business. Expenses are higher than the previously reported period as the year ended December 31, 2016 represents a full year of operating expenses compared to only one month of operating expenses for the period May 15, 2015 (Inception) through December 31, 2015.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2016, we had sixteen investments for $41.7 million and had $7.1 million in cash. In addition to our investments of $41.7 million, we had future funding commitments up to an additional $6.5 million related to our senior loans. We anticipate that proceeds from our offerings will provide sufficient liquidity to meet future funding commitments and costs of operations as of December 31, 2016.

If we are unable to fully raise the $20,889,420 in common shares we expect to offer in connection with our recently filed Post-Qualification Amendment, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

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We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. On January 31, 2017, The Company and its Sponsor entered into a Fourth Amended and Restated Promissory Grid Note, whereby the interest rate is 3.0% and the maturity date is April 30, 2017. As of April 1, 2017 the Company had not drawn on the Promissory Grid Note. For more, please see Note 6, “Related Party Arrangements - Rise Companies Corp, Member and Sponsor” in our financial statements.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. As of December 31, 2016, organization and offering expenses have totaled $973,000 and account for approximately 1.9% of gross offering proceeds. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection and origination or purchase of investments. On March 23, 2017, the Manager lowered the quarterly asset management fee from an annualized rate of 1.0% to 0.85% of our net asset value (“NAV”) at the end of each prior quarter beginning April 1, 2017. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. No asset management fees have paid or accrued to our Manager as of December 31, 2016.

Having completed our initial offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments. In order to manage this liquidity, we have a Fourth Amended and Restated Promissory Grid Note that allows us up to $10 million in additional liquidity in an agreement executed with our Sponsor (see Note 6, “Related Party Arrangements - Rise Companies Corp, Member and Sponsor” in our financial statements). Additionally, we have the ability to raise an additional amount of our common shares representing the maximum amount of shares available to be offered out of the rolling 12-month maximum offering amount of $50 million in our common shares.

Cash Flows

The following presents our statement of cash flows for the years ended December 31, 2015 and December 31, 2016 (in thousands):

Cash Flows	For the Year Ended December 31, 2016	For the Period May 15, 2015(Inception) Through December 31, 2015
Operating activities:	$2,002	$(6)
Investing activities:	(35,640)	(5,887)
Financing activities:	33,501	13,117
Net increase (decrease) in cash and cash equivalents	$(137)	$7,224
Cash and cash equivalents, beginning of period	$7,224	$-
Cash and cash equivalents, end of period	$7,087	$7,224

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Off-Balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Item 5, “Interest of Management and Others in Certain Transactions” below.

Recent Developments

Event	Date	Description

Investments

1. Real Estate Debt Investments	1/10/17	Acquired a first mortgage loan with a maximum principal balance of $2,460,000 (the “Otsego Homes Senior Loan”). The borrower used the loan proceeds to purchase four single family homes in Los Angeles, California (the “Otsego Homes Property”) and plans to apply for approvals for a 20 unit Small Lot Subdivision. The Otsego Homes Senior Loan is secured by the Otsego Homes Property. The Otsego Homes Senior Loan was funded with proceeds from our Offering, with a funding amount of $2,460,000. The Otsego Homes Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, June 26, 2018. Please find more on the Otsego Homes Senior Loan here.

2. Asset Updates	Q1	Please see Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” above for links to the asset updates for the Fairmont Senior Loan and the Fairmont Controlled Subsidiary Investment.

Other

1. Change of Principal Address	1/3/17	The Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

2. Fourth Amended and Restated Promissory Grid Note	1/31/17	Entered into a Fourth Amended and Restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as lender. The Fourth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Fourth Amended and Restated Promissory Grid Note is due and payable on April 30, 2017.

3. Declaration of Q2 2017 Distributions	3/21/17	On March 21, 2017, our Manager declared a daily distribution of $0.0028767123 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017.

Item 3.	Directors and Officers

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Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Post-Qualification Amendment, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	40	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	31	Chief Operating Officer
Bjorn J. Hall	36	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

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Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Post-Qualification Amendment here.

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Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of March 31, 2017 for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Each person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

	Number of Shares
Name of Beneficial Owner (1)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,213	*
Brandon T. Jenkins	100	*
Bjorn J. Hall	315	*
All directors and executive officers of our Manager as a group (3 persons)	1,628	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, “Related Party Arrangements” in our financial statements.

Item 6.	Other Information

None.

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INDEX TO FINANCIAL STATEMENTS OF Fundrise Real Estate Investment Trust, LLC

26

Independent Auditor’s Report

To the Members
Fundrise Real Estate Investment Trust, LLC	RSM US LLP
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2016, and for the period May 15, 2015 (Inception) through December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016, and for the period May 15, 2015 (Inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia
March 21, 2017

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-1

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

As of December 31, 2016 and December 31, 2015

(Amounts in thousands, except share and per share data)

	2016	2015
ASSETS
Cash and cash equivalents	$7,087	$7,224
Interest receivable	1,597	30
Other assets	2	—
Real estate debt investments	41,714	5,887
Deferred costs, net of accumulated amortization of $973 and $66 as of December 31, 2016 and December 31, 2015, respectively	—	258
Total Assets	$50,400	$13,399

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$54	$66
Due to related party	—	343
Settling subscriptions	26	2,945
Distributions payable	2,565	—
Redemptions payable	415	—
Total Liabilities	3,060	3,354

Members’ Equity:
Fundrise Real Estate Investment Trust, LLC Members’ Equity: Common shares; unlimited shares authorized; 4,948,996 and 1,017,178 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively, net of accumulated amortization of deferred offering costs of $973 and $66 as of December 31, 2016 and December 31, 2015, respectively	48,559	10,106
Retained Earnings (Accumulated deficit)	(1,219)	(61)
Total Members’ Equity	47,340	10,045
Total Liabilities and Members’ Equity	$50,400	$13,399

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

For the Year Ended December 31, 2016 and for the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

	2016	2015
Investment income
Interest income	$3,984	$30
Investment income	3,984	30

Expenses
Asset management and other fees- related party	—	—
General and administrative expenses	(195)	(91)
Total expenses	(195)	(91)

Net income (loss)	$3,789	$(61)
Net income (loss) per basic and diluted common share	$1.03	$(0.10)
Weighted average number of common shares outstanding, basic and diluted	3,690,268	606,241

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

For the Year Ended December 31, 2016 and for the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders’ Equity
May 15, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common shares	1,017,178	10,172	—	10,172
Accumulated amortization of deferred offering costs	—	(66)	—	(66)
Distributions declared on common shares	—	—	—	—
Redemptions of common shares	—	—	—	—
Net (loss)	—	—	(61)	(61)
Balance as of December 31, 2015	1,017,178	10,106	(61)	10,045
Proceeds from issuance of common shares	4,047,943	40,479	—	40,479
Accumulated amortization of deferred offering costs	—	(907)	—	(907)
Distributions declared on common shares	—	—	(4,947)	(4,947)
Redemptions of common shares	(116,125)	(1,119)	—	(1,119)
Net income	—	—	3,789	3,789
Balance as of December 31, 2016	4,948,996	$48,559	$(1,219)	$47,340

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

For the Year Ended December 31, 2016 and for the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

	2016	2015
OPERATING ACTIVITIES:
Net income (loss)	$3,789	$(61)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net increase in interest receivable	(1,567)	(30)
Net increase in other assets	(2)	—
Net increase in interest capitalized to investment principal	(187)	—
Net increase (decrease) in accounts payable and accrued expenses	(12)	66
Net increase (decrease) in due to related party	(19)	19
Net cash provided by (used in) operating activities	2,002	(6)
INVESTING ACTIVITIES:
Investment in real estate debt related investments	(36,477)	(5,887)
Repayment of real estate debt investments	837	—
Net cash (used in) investing activities	(35,640)	(5,887)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	37,534	10,172
Cash paid for shares redeemed	(704)	—
Distributions paid	(2,382)	—
Proceeds from subscriptions not settled	26	2,945
Deferred offering costs	(973)	—
Advances from related party	1,006	—
Repayments of advances from related party	(1,006)	—
Net cash provided by financing activities	33,501	13,117

Net increase (decrease) in cash and cash equivalents	(137)	7,224
Cash and cash equivalents, beginning of period	7,224	—
Cash and cash equivalents, end of period	$7,087	$7,224

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Amortization of deferred offering costs	$907	$66
Distributions payable	$2,565	$—
Redemptions payable	$415	$—

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

For the Year Ended December 31, 2016 and for the Period May 15, 2015 (Inception) Through December 31, 2015

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the years ended December 31, 2016 and December 31, 2015. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2016 and December 31, 2015, the Company has issued 4,948,996 and 1,017,178 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 100 common shares for an aggregate purchase price of $1,000 as of December 31, 2015. In addition, as of December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 100,117 common shares at $10.00 per share in a private placement for an aggregate purchase price of $1,001,170. As of December 31, 2015, Fundrise, L.P. had purchased an aggregate of 19,900 shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2016 and December 31, 2015. The Offering was declared qualified by the SEC on November 24, 2015.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets, statements of operations and statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to

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accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is the first of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs

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incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of December 31, 2016 and December 31, 2015 the Company had reimbursed the Manager $1,005,728 and $0, respectively.

As of December 31, 2016 and December 31, 2015, the Manager has incurred organizational and offering costs of approximately $650,000 and $343,000, respectively, on behalf of the Company, including the full amount of legal fees of $312,500. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2016 and December 31, 2015, $0 and $20,058, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations, and $973,403 and $65,792, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of December 31, 2016 and December 31, 2015, the total amount of equity issued by the Company on a gross basis before considering amortization of offering costs was $49,532,180 and $10,171,780, respectively, and the total amount of settling subscriptions was $26,000 and $2,944,800, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of December 31, 2016 and December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which

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includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered an unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of December 31, 2016 and December 31, 2015, respectively, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity investments for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP.

Real Estate Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016 and December, 31, 2015, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in fifteen debt related investments as of the date of these financial statements. The following table describes our debt related investment activity for the year ended December 31, 2016 and for the period May 15, 2015 (Inception) through December 31, 2015 (amounts in thousands):

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Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period May 15, 2015 (Inception) through December 31, 2015
Beginning balance	$5,887	$—
Investments	36,664	5,887
Principal repayments (1)	(837)	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$41,714	$5,887

(1)	The principal repayment includes full repayment from one senior debt instrument.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the second quarter of 2016, the redemption price may change between the date the Company receives the

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redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2015. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2016 or December 31, 2015.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2015.

The Company declared six distributions during the year ended December 31, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

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	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of December 31, 2016	Total Declared
January 1, 2016 through March 31, 2016	0.0012205045	$227		$227	$2
April 1, 2016 through April 30, 2016	0.0027397254	286		286	3
May 1, 2016 through June 30, 2016	0.0027397260	704		704	9
July 1, 2016 through September 30, 2016	0.0030136986	1,165		1,165	17
October 1, 2016 through December 31, 2016	0.0030821918	1,283			25
January 1, 2017 through March 31, 2017	0.0028767123	1,282	(2)		26
Total		$4,947		$2,382	$82

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the first quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2016 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2016 and December 31, 2015, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual

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arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

 In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through March 21, 2017 which is the date the financial statements were available to be issued.

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3.	Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of December 31, 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	7	$20,304	$6,458	$20,304	48.67%
Preferred Equity	8	20,410	—	20,410	48.93%
Other Investments[3]	1	1,000	—	1,000	2.40%
Balance as of December 31, 2016	16	$41,714	$6,458	$41,714	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.
(3)	This investment represents a note purchased from an affiliate of the Sponsor during the year ended December 31, 2016.

The following table presents the Company’s investments in real estate related assets, as of December 31, 2015 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	2	$1,612	$1,215	$1,612	27.40%
Preferred Equity	2	4,275	—	4,275	72.60%
Other Investments	—	—	—	—	—
Balance as of December 31, 2015	4	$5,887	$1,215	$5,887	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

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The following table presents certain information about the Company’s investments in real estate related assets, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	7	$18,032	$2,169	$103	$—
Preferred Equity	8	4,475	6,185	9,750	—
Other Investments	1	—	1,000	—	—
Balance as of December 31, 2016	16	$22,507	$9,354	$9,853	$—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2016 and December 31, 2015, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that

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require significant management judgment or estimation.

The Company’s financial instruments consist of cash, fifteen debt investments, one project dependent note, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016 and December 31, 2015, management estimated the fair value of our investments to be $42,693,688 and $5,887,319, respectively.

5.	Borrowings

During the year ended December 31, 2016 and the period May 15, 2015 (Inception) through December 31, 2015, the Company had not entered into any credit agreements from which it has drawn funds. The Company has entered into a promissory grid note arrangement with a related party, but has not drawn funds from such note. See Note 6 – Related Party Arrangements – Rise Companies Corp.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

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The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 and for the period May 15, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Year Ended December 31, 2016	For the Period May 15, 2015 (Inception) through December 31, 2015
Beginning balance	$343	$—
Other expenses	13	20
Offering costs (1)	650	323
Reimbursements made	(1,006)	—
Ending balance	$—	$343

(1)	As of December 31, 2016 and December 31, 2015, $973,403 and $65,792, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until June 30, 2016, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter.

The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, L.P. is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the year ended December 31, 2016 and the period May 15, 2015 (Inception) through December 31, 2015, no asset management fees have been paid or accrued to the Manager.

The Company will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2016 and December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the loan and is deducted at the time that payments on the loan are made. The fee is deducted from payments in proportion to the split between current and accrued payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2016 and December 31, 2015, the Company had not paid any servicing fees nor had any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment

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at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the year ended December 31, 2016, the Company purchased six  investments that were warehoused or owned by Fundrise Lending, LLC. During the period May 15, 2015 (Inception) though December 31, 2015, the Company purchased two  investments that were warehoused or owned by Fundrise Lending, LLC

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the year ended December 31, 2016 and the period May 15, 2015 (Inception) through December 31, 2015 fees of $25,250 and $2,778, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Fundrise, L.P. is a member of the Company and holds 100,117 and 19,900 shares, respectively, as of December 31, 2016 and December 31, 2015. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 2.5% interest rate and expires on January 31, 2017. The total drawn between the five noteholders may not exceed $10,000,000. As of December 31, 2016 and December 31, 2015, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 100 shares as of December 31, 2016 and as of December 31, 2015.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

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Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Distribution Support Commitment

Pursuant to a Distribution Support Agreement, Fundrise, L.P., an affiliate of the Company’s Sponsor and a member of the Company, has agreed to purchase up to an aggregate of $1,000,000 in additional common shares to support our quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, L.P. will purchase shares following the end of such quarter at the applicable purchase price per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. This arrangement provides liquidity to the Company for distributions, but does not in any way require that the Company distribute an amount that would represent a 15% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise, L.P. of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017. During the year ended December 31, 2016, Fundrise, L.P. purchased 80,217 shares for a total of $802,170.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Distribution Support Agreement

On January 24, 2017, the Company announced the results of its operations for the fiscal quarter ended December 31, 2016. As a result of the Company’s AFFO for the fiscal quarter ended December 31, 2016, Fundrise, L.P. was obligated to purchase 19,783 shares of the Company's common shares for $197,830 under the Distribution Support Agreement to satisfy the AFFO requirement. The purchase of such common shares was executed February

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16, 2017. Upon completion of the aforementioned purchase, Fundrise, L.P. had purchased an aggregate of $1,000,000 of the Company’s common shares, and thus fulfilled its commitment under the Distribution Support Agreement and its obligation thereunder was thereby extinguished.

New Investments

As of March 21, 2017, the Company has made additional investments and borrowers have drawn additional funds in the amount of $3,193,471. Including the investments reported on the balance sheet as of December 31, 2016, the Company has now invested in $41,420,507 of commercial real estate assets with total capital commitments of $45,122,040. The economic terms of these investments are similar to the investments that had been made as of December 31, 2016.

Distributions Payable

On September 16, 2016, the Manager of the Company ratified a daily distribution of $ 0.0030821918 per share (the “Q4 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2016 and ending on December 31, 2016 (the “Q4 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Q4 2016 Distribution Period. The Q4 2016 distributions were paid beginning January 17, 2017. The aggregate amount of cash that was distributed relating to the Q4 2016 Distribution Periods was $1,282,676.

On December 31, 2016, the Manager of the Company ratified a daily distribution of $ 0.0028767123 per share (the “Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q1 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q1 2017 Distribution Period is approximately $1,282,000. We will begin processing Q1 2017 distributions prior to April 21, 2017.

Settling Subscriptions

The entire amount of the $26,000 of settling subscriptions that existed as of December 31, 2016 were subsequently settled and common shares were issued by January 5, 2017.

Amended and Restated Promissory Grid Note

On October 25, 2016, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On January 31, 2017, the expiration date was extended to April 30, 2017, and the interest rate increased to 3%. The Company did not pay any extension or other fees related to the amendment of this note.

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Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.5 of this Form 1-A)
2.2**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-K for the year ended December 31, 2015)
4.1**	Form of Subscription Package (included in the Post-Qualification Amendment as Appendix A and incorporated herein by reference)
6.1**	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.5 of this Form 1-A)
6.2**	Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-K for the year ended December 31, 2015)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.6 of this Form 1-A)
11.1*	Consent of RSM US LLP
15.1**	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.4**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.5**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.6**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.7**	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

*	Filed herewith
**	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 13, 2017.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer,	April 13, 2017
Benjamin S. Miller	Interim Chief Financial Officer
and Treasurer of
Fundrise Advisors, LLC
(Principal Executive Officer,
Principal Financial Officer and
Principal Accounting Officer)

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